

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

<u>Via E-Mail</u>
John De Meritt, Chief Executive Officer
Francesca's Holdings Corporation
c/o Francesca's Collections, Inc.
3480 W. 12th Street
Houston, TX 77008

>   **Re: Francesca's Holdings Corporation**
>   **Form S-1**
>   **File No. 333-173581**
>   **Filed April 19, 2011**

Dear Mr. De Meritt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Prior to effectiveness, please have a Nasdaq Global Select Market call the staff to confirm that your securities have been approved for listing.

2. Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

3. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. We note your disclosure on page F-12 that valuations of the Company performed by third parties are one of the factors that the Board considers when determining the fair value of common stock at the time option grants are awarded. We further note on page F-25 that the estimated fair market value of the preferred stock at January 31, 2009 was based on an independent valuation, and that the fair value at January 30, 2010 was based on the purchase price paid by CCMP upon purchase of approximately 84% of the underlying common shares, as further supported by an independent valuation. Please tell us the nature and extent of the involvement of these third parties and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

Prospectus Summary, page 1

5. Please revise to clarify your statement that you believe you have the potential to grow from 236 stores to 900 stores in the United States. We note you do not provide any context in terms of the time period involved. Further, on page 75 you indicate that you anticipate opening only 75 stores per year for the next five years. Please provide additional information regarding the anticipated time frame and expected costs associated with the expansion.

6. Please revise to include a brief description of the registration rights granted pursuant to your Stockholders' Agreement.

Risk Factors, page 11

In the past, a material weakness in our internal control over financial reporting had been identified, page 29

7. We note that you identified a control deficiency that constituted a material weakness in your ICFR related to your accounting for convertible redeemable preferred stock, in connection with the audit of your financial statements as of and for the fiscal year ended January 31, 2009. We further note that you have taken steps to remediate the material weakness and that you believe that your remediation efforts were successful. Please further describe to us the material weakness identified, the impact on your fiscal year 2008 financial statements, and the steps you have since taken to remediate the material weakness. Also tell us how you determined that your remediation efforts were successful given that you did not perform an assessment of your ICFR.

Use of Proceeds, page 39

8. Please revise this section to provide more specificity as to the intended uses for the proceeds from this offering. For example, please clarify what you mean by "other capital expenditures" and the "growth of our boutique base." It is unclear whether you mean funds from this offering will be used to open new stores or invest in existing stores. We

note the disclosures on pages 2 and 24 do not indicate your growth plans require proceeds from this offering. Provide the use of proceeds in tabular format.

9. We note that you retain broad discretion in the allocation of any remaining net proceeds from this offering. Please revise to comply with Instruction 7 of Item 504 of Regulation S-K.

10. Please clearly disclose the amount of the proceeds that will be used to repay amounts outstanding under the existing credit facility to the affiliates of the underwriters, on an individual and aggregate basis.

Management's Discussion and Analysis, page 48

11. We note on pages 91 and 92 that your annual performance based cash awards to your named executive officers are linked to the achievement of the company's budgeted EBITDA, which is chosen as this metric tracks both company earnings and cash flow and is indicative of your overall market value. We further note on pages 121 and 122 that under the existing senior secured credit facility, Francesca's Collections is required to maintain certain financial ratios that include consolidated EBITDA. In addition, we note that your target budgeted EBITDA for fiscal year 2010 was $24.8 million and that you achieved EBITDA of $32.1 million. It appears to us that EBITDA represents a key measure by which you manage your business and that disclosure would be material to an investor's understanding of your financial condition and/or liquidity. Please expand your MD&A to provide EBITDA disclosure, including all information required by Item 10(e) of Regulation S-K for this non-GAAP measure disclosed in your filing. Refer to FRC 501.12b.1 for additional guidance.

Overview, page 48

12. We note your disclosure on page 49   that over the previous two fiscal years you opened 98 boutiques and of the locations open 12 or more months, boutique sales averaged approximately $750,000 in the first year; and that on average these boutiques delivered first-year, pre-tax cash-on-cash returns in excess of 150% and payback periods of less than one year. It appears to us that pre-tax cash-on-cash returns and payback periods may be considered non-GAAP financial measures under Regulation G and Item 10 of Regulation S-K. Please revise to clarify how you define these measures and provide the disclosures required by Item 10(e) of Regulation S-K, including the quantitative reconciliation from the non-GAAP measure to the most comparable measure calculated in accordance with GAAP.

13. Please revise your Overview to discuss any trends, events and uncertainties as they relate to your business. For instance, we note the risk factor on page 13 discussing the risk associated with increased raw materials costs, including cotton. Discuss whether cotton increases have affected the company to date and whether such increases are expected to affect the company in the future.

Result of Operations, page 52

14.   Please revise the discussion of the results of operations to discuss the reason(s) for the changes in the line items.

15.   Please revise to include a quantitative and qualitative discussion of the changes in cost of goods sold and occupancy costs for fiscal 2010 compared to fiscal 2009, and fiscal 2009 compared to fiscal 2008.

Fiscal Year 2010 Compared to Fiscal Year 2009, page 53
Net Sales, page 53

16.   We note that your reconciliations to merchandise sales on pages 53, 55 and F-23 exclude both shipping revenue and allowance for returns. Please disclose the amount of shipping revenue and allowance for returns for each fiscal year in order to reconcile to your GAAP net sales. To the extent that you did not record an allowance for returns in any fiscal year, tell us the factors that attributed to this and further explain to us your methodology used to estimate the allowance for returns.

Selling, General and Administrative Expenses, page 54

17.   We note that you provide multiple business reasons for the increase of selling, general and administrative expenses in fiscal year 2010 (page 54) and 2009 (page 55). To the extent practicable, please revise to quantify the significant factors that contributed to the period to period changes discussed within your results of operations disclosure. Refer to Item 303(a) of Regulations S-K and FRC 501.04 for additional guidance.

Liquidity and Capital Resources, page 57

18.   We note that your primary cash needs are for capital expenditures in connection with opening new boutiques and remodeling existing boutiques, investing in improved technology and working capital required for the increases in merchandise inventories associated with our growth. It appears to us that your primary cash needs would also include payments of interest and principal on your outstanding debt. Please revise as necessary or explain to us why you believe such payments are not a primary cash need.

19.   We note on page 13 that you are planning to replace several core information technology systems over the next few fiscal years, including your current merchandise management, merchandise planning and allocation and merchandise analytics systems (to be completed in the third quarter of fiscal 2011); your boutiques' point-of-sale software system (during the first quarter of fiscal 2012); and that your accounting system may need to be upgraded and replaced over time depending on your growth. In light of your planned growth in the short-term and over time (page 49), please revise to discuss the anticipated cash needs related to the replacement of these information technology systems or explain to us why you believe such disclosure is not required.

20.   We note on page 62 that you believe your cash position, net cash provided by operating activities and availability under your existing senior secured credit facility will be adequate to finance working capital needs and planned capital expenditures for at least the next twelve months. Please also provide an assessment of your ability to meet your long term cash needs arising from your existing obligations on the significant outstanding debt of $93.8 million (page 61) or in the event you refinance with a new revolving credit facility as planned (page 62), and your planned replacement of several core information technology systems (page 13). Refer to Section III.C of SEC Release No. 33-6835, and Section IV of SEC Release No. 33-8350 for additional guidance.

21.   Please revise to clarify the anticipated sources of the $16 million to $20 million in 2011 capital expenditures to open boutiques, as described on page 60. Also, explain how you derived the estimated range of $12 to $14 million as the expected cost of opening approximately 75 new boutiques in 2011. We note the disclosure on page 49 that your new boutique operating model assumes a net investment of $155,000 per store. Assuming 75 stores, this would result in $11.625 million of estimated expenses to open the new boutiques.

22.   Clarify whether the new revolving credit facility is a condition to this offering going forward. If not, please revise to provide a more detailed discussion of the material terms of the existing credit facility, such as the mandatory prepayments provision, unless the amount of proceeds to the company will be sufficient to repay the existing credit facility.

Critical Accounting Policies, page 63

Stock-based compensation, page 65

23.   Please disclose in greater detail the significant factors, assumptions and methodologies used in determining the fair value of the underlying common stock at each grant date, including the following disclosures as applicable:

        a.   how the implied enterprise value was determined (income or market approach);

        b.   how any control or marketability discounts were determined and the amounts of discount applied;

        c.   how each approach used in the valuation was weighted; and

        d.   any significant changes in assumptions or intervening events that occurred between grant dates and how they impacted the fair value.

24.   We note on page 66 that for stock options granted from March 25, 2010 through July 1, 2010, the fair values of the shares at the grant dates were based on the price paid by CCMP in February 2010 to acquire the controlling interest in the Company; and that for stock options granted after July 1, 2010, an analysis was performed to estimate the fair values of the shares at the grant dates. For the options granted from March 25, 2010

through July 1, 2010 (page II-3), please tell us how you considered the FASB ASC 718-10-30-6 requirement to estimate the fair value at each grant date. Also tell us how you determined the fair value of shares at the April 1, 2008 ($1.34 option exercise price) and October 5, 2009 ($0.34 option exercise price) grant dates, and describe to us the significant factors and assumptions that contributed the October 5, 2009 exercise price of $0.34.

Contractual Obligations, page 67

25.   Please revise your contractual obligations table to include a total column. Also revise to provide the estimated future interest payments on your outstanding debt obligations.

Business, page 68

26.   Please revise your Business or Our History section to describe your change of control transaction where CCMP purchased a controlling interest in February 2010. Please disclose the material terms of the transaction and the Stockholders' Agreement.

27.   We note the statistical information in the last paragraph on page 71. Please provide with more specificity the source of this information, such as title, author, date of publication, whether this information is publicly available, and if so, a citation, website, or other reference to locating the information. Provide us supplementally with the source information.

28.   Please revise to provide a more detailed description of your vendors. For example, it is unclear whether they are mostly domestic distributors, third party manufacturers in Asia, etc.

29.   Please revise to identify your two largest vendors, their links to your founders, and the description of the types of merchandise they provide the Company.

30.   Please revise your "Boutique Economics" section to clarify the basis for your belief that new boutiques will have similar economics as your recent history of delivering first year returns in excess of 150% and paybacks in less than one year. Please discuss how your rapid growth plans may affect your boutique economics.

31.   We note your disclosure on page 75 that you believe you "can continue to successfully open new boutiques at an annual rate of at least 75 for the next three to five years." Please revise to clarify how this growth will be funded.

32.   We note that the majority of your stores are located in non-malls. Please clarify and discuss any risks associated with locations of stores.

33.	You state on page 76 that your distribution center can support at least 450 boutiques and that it will be sufficient to support your expected growth plans for the foreseeable future. Based upon your expansion plans of 75 stores a year, this would result in reaching 450 stores in approximately 3 years. Please reconcile or advise.

34.	Please provide a more detailed discussion of the competitive conditions of your industry, generally the number of competitors, and your competitive position in your industry, as required by Item 101(c)(x) of Regulation S-K.

35.	We note that you describe your competition as "specialty retailers and internet businesses that specialize in women's merchandise…," on page 77. On page 71, you describe your market to include broader categories of apparel, jewelry, accessories, and gifts. Please revise to clarify whether your competition includes broader categories of businesses beyond specialty retailers, such as department or jewelry stores.

Management, page 79

36.	Please revise to include the dates of service for all employment listed in the management biographies of Mr. John De Merritt and Mr. Joe Scharfenberger. In addition, please provide the business experience for Ms. Backes from 2007 to 2009 and for Mr. Brenneman from 2009 to the present.

37.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each your directors should serve on your board, in light of your business and structure. See Item 401(e) of Regulation S-K. Please provide this disclosure on an individual basis for each director.

38.	Please revise to clarify the extent to which named executive officers or non-officer directors have competing fiduciary obligations due to relationships with affiliated companies, such as CCMP. We note disclosure on page 35 that representatives of CCMP and its affiliates on the board are not required to offer business opportunities to the Company of which that they become aware pursuant to the terms of the amended and restated certificate of incorporation. Please revise to provide a summary of these provisions.

Director Compensation, page 86

39.	You disclose that your two independent directors receive an annual retainer. We also note the disclosure that executives who are directors do not receive compensation. However, Messrs. Brenneman, Scharfenberger and Zannino do not fit into either category. Please provide clear disclosure as to whether or not these directors receive compensation.

40.   We note the disclosure on page 86 that starts to discuss the compensation for non-executive directors upon completion of the offering. Please revise to include the complete disclosure.

41.   For each director, please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Executive Compensation, page 87

42.   We note disclosure on page 89 that your Compensation Committee engaged Pearl Meyers & Partners LLC to "compile a report of benchmark data for executive positions for similar companies …." Similarly, we note your disclosure on pages 90 and 91, where you disclose your Compensation Committee compared your named executive officer base salaries "to other executive of similar experience in our industry" and increases were made "to be more reflective of market salaries." Please revise to discuss in greater detail how this market data is used and whether you are benchmarking compensation. To the extent your Compensation Committee is benchmarking compensation, please revise to identify the companies used in any market comparison. See Item 402(b)(2)(xiv) of Regulation S-K.

43.   We note your disclosure in the first paragraph on page 92 that the Compensation Committee "may use other objective financial performance indicators." Please clarify whether the Compensation Committee will use targeted EBITDA and individual performance measures for your annual performance-based cash awards in fiscal year 2011. If not, please revise to disclose the measures that will be used in fiscal year 2011. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K.

44.   We note the disclosure on page 92 in footnote four that the board decided to increase Mr. De Meritt's annual cash performance award by 20% over the amount provided in his employment agreement. It would appear that this additional 20% award should be included in the bonus column of the summary compensation table, rather than included in the non-equity incentive plan compensation column. We direct your attention to Question 119.02 of the Compensation and Disclosure Interpretations. We also note similar disclosure in footnote five regarding Mmes. Thomassee and Backes. Please revise the summary compensation table accordingly.

45.   Please revise the disclosure of the equity based awards on page 93 to discuss the awards made during the last fiscal year, including the amount awarded, the factors considered in granting these awards, and the material terms, such as vesting. In addition, we note the performance targets discussed on page 94 for Mr. De Meritt's stock options. Please provide clear disclosure of the material terms of the option grants, including whether any performance measures are used for any other option grants.

46.   Once you have included a pricing range and included the amount to be sold by the selling shareholders, please revise the disclosure on page 94 to clarify based upon the minimum and maximum of the range and any overallotment, whether or not Mr. De Meritt's options will vest and, if so, the possible percentage that may vest.

Certain Relationships and Related Party Transactions, page 110

47.   Please revise this section to specifically identify the parties subject to the Stockholders' Agreement. In addition, please identify the parties that will receive the various rights under Stockholders' Agreement listed on pages 110 and 111 that may be construed as related party transactions.

48.   We note on pages F-25 and F-26 that the Company entered into a management agreement with a preferred stock holder that is described as a related party transaction in the footnotes to your financial statements. Please revise to provide the disclosure required by Item 404(a) of Regulation S-K for this transaction, or advise us why such disclosure is not necessary.

49.   Please revise your discussion regarding your policies and procedures for related party transactions to clarify whether the approval process by the nominating and corporate governance committee would exclude a committee member involved with a specific related party transaction under consideration.

50.   Please revise your discussion regarding your policies and procedures for related party transactions to clarify the standards to be applied in determining whether to approve or ratify a related party transaction, as required by Item 404(b)(1)(ii) of Regulation S-K.

Principal and Selling Shareholders, page 113

51.   Please revise your beneficial ownership table to provide footnote disclosure of the number of shares of common stock that are issuable upon the exercise of stock options within 60 days.

52.   We note that Messrs. Brenneman and Zannino are two of the three members that exercise voting and disposition decisions regarding the shares held by CCMP. Please explain why you have not included those shares in the beneficial ownership of these two directors and/or the directors and officers as a group.

Equity Plans, page 124

53.   Please revise to provide the table required by Item 201(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

54.   Please obtain and file an audit report for the fiscal year ended January 29, 2011 that contains either a manual signature or a conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(2) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8

55.   We note the registration rights disclosed on pages 32-33, 110-111 and 124. Please revise to provide the registration payment arrangements disclosures required by FASB ASC 825-20-50.

6. Stock-Based Compensation, page F-20

56.   We note the proceeds from stock option exercises of $0.5 million in fiscal year 2010. Please also provide the total intrinsic value of options exercised as required by FASB ASC 718-10-50-2(d)(2).

Exhibits

57.   Please file all of your remaining exhibits as soon as possible. Please note we need sufficient time to review all of your proposed exhibits and that our examination of your exhibits may affect our review of your registration statement and result in further comments.

58.   Please file the lock-up agreements as exhibits.

59.   We note Exhibits 10.2 and 10.3 omit certain exhibits, schedules, and/or attachments. Please file these agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director